Exhibit 4.11.5

AMENDMENT No. 2 TO
AMENDED AND RESTATED PROMISSORY NOTE

This Amendment No. 2 to the Amended and Restated Promissory Note (this “Amendment”), dated May 14, 2019, by and between Pyxis Tankers Inc. (“Maker”) and MARITIME INVESTORS CORP. (“Payee”), amends in part the Amended and Restated Promissory Note, made by Maker in favor of Payee as of December 29, 2017 in the principal amount of $5,000,000 (the “Promissory Note”).

WHEREAS, the Maker desires to extend the repayment date of the Promissory Note to year 2024 and in return for Payee agreeing to such extension, also proposes to increase the interest rate on the Promissory Note as set for in this Amendment, and Payee and Maker have determined that such amendments are acceptable.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

1. Section 1. (Principal) in the Promissory Note is hereby deleted in its entirety and replaced with the following:

“1 .. Principal. The principal balance of this Note shall be repayable, in whole or in part, on a date that is no earlier than the repayment of the credit facility agreement of the Maker’s subsidiary, Eighthone Corp. with EnTrust Partners LLC (the “Credit Facility”), or any Pay-in-kind interest and Principal Deficiency Amount (as those are defined in the Credit Facility), but in any case no later than January 15, 2024. The repayment, in whole or in part, of the Credit Facility will not trigger payment of this Note, in whole or in part, until the earlier of one year after such repayment of the Credit Facility or January 15, 2024.”

2. Section 2. (Interest) in the Promissory Note is hereby deleted in its entirety and replaced with the following:

“2. Interest. Interest shall accrue on any unpaid principal at a rate of 9.0% per annum on a daily basis from April 1, 2019 until the Note is paid in full. Interest shall be calculated on the basis of a 365/366 - days per year. For as long as the repayment provisions listed in Section 1 above remain outstanding as to the Credit Facility, the annual interest rate of 9% shall be comprised of 4.5% payable in cash quarterly in arrears and 4.5% payable in the Maker’s restricted common stock, issued at the volume weighted average daily closing price for the 10 trading days immediately and including the last day of the quarter. Otherwise, the annual interest rate of 9% shall continue to be paid in cash or in the afore-mentioned combination of cash and shares on a quarterly basis, at the Maker’s option.

3. This Amendment sets forth the entire understanding of Maker and Payee with respect to the subject matter hereof and except as set forth herein, the Promissory Note remains a valid, binding agreement between the parties.

4. This Amendment shall be construed and enforced in accordance with the domestic, internal law, but not the law of conflict of laws, of the State of New York.

5. This Amendment may be executed in any number of counterparts each of which shall be deemed an original and all of which, taken together, shall constitute a single original document.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to the Promissory Note as of the date first written above.

PYXIS TANKERS INC.

By:	/s/ Konstantinos Lytras
Name:	Konstantinos Lytras
Title:	Chief Operating Officer

MARITIME INVESTORS CORP.

By:	/s/ Valentios Valentis
Name:	Valentios Valentis
Title:	CEO & President